UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number 000-26495

CYREN Ltd.
(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

           On February 19, 2014, the Registrant issued a press release announcing the completion of its official name change from Commtouch Software Ltd. to CYREN Ltd.

The shares of the Registrant will continue to trade under the symbol CTCH on the NASDAQ exchange and the Tel Aviv Stock Exchange (TASE) until its new trading symbol is approved, which the company expects will occur later this month. The new trading symbol for both financial markets and CUSIP (Committee of Uniform Security Identification Procedures) number will be announced in a separate press release.

  A copy of the press release is annexed hereto as Exhibit 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYREN Ltd. (Registrant)

Date: February 19, 2014	By	/s/ Brian Briggs
Brian Briggs
Chief Financial Officer